October 28, 2013

VIA EDGAR

Mara Ransom
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             SUPERVALU INC.

Registration Statement on Form S-4

Filed September 13, 2013

File No. 333-191144

Dear Ms. Ranson:

On behalf of SUPERVALU INC. (“SUPERVALU” or the “Company”), we respectfully submit this response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 11, 2013, to the above-referenced filing relating to the Company’s Registration Statement on Form S-4 (the “Registration Statement”).  For your convenience, we have set forth each of the Staff’s comments immediately preceding each of our responses. Amendment No. 1 to the Registration Statement was filed by the Company via EDGAR on the date hereof.

General

1.                                      At this time, a review remains open for the Form 10-K for the fiscal year ended February 23, 2013.  Please confirm your understanding that we will not be in a position to consider a request for acceleration of effectiveness of this registration statement until all issues related to the Form 10-K review are resolved.

SUPERVALU confirms its understanding that the Staff will not be in a position to consider a request for acceleration of the effectiveness of the Registration Statement until all issues related to the Form 10-K review are resolved. In connection with the Form 10-K review, the Company submitted its most recent response to the Staff on October 17, 2013.

2.                                      We note that you are registering the New Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

The Company has filed a letter as correspondence on EDGAR indicating that it is registering the exchange offer in reliance on the Staff’s position in the referenced no-action letters and including the representations requested by the Staff.

3.                                      As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement.  See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980).  Please confirm that the offer will be open at least through midnight on the twentieth business day.  See Rule 14d-1(g)(3).

The Company confirms that the offer will expire at 5:00 p.m., New York City time, no earlier than the twenty-first business day following commencement of the exchange offer. The expiration date will be included in the final prospectus disseminated to holders of the securities and filed pursuant to the applicable provisions of Rule 424.

4.                                      We note your disclosure throughout the prospectus that you may add guarantors.  We further note that any guarantor you decide to add would be deemed an issuer of a security.  In this regard, please advise us how any such guarantor would comply with Section 5 of the Securities Act.

The Company advises the Staff that, to the extent subsidiaries become guarantors prior to the effectiveness of the Registration Statement, the Company will file a pre-effective amendment to update the Registration Statement as necessary to register the guarantees. The Company currently does not expect to add subsidiary guarantors prior to the effectiveness of the Registration Statement.  The Company also advises the Staff that no subsidiary guarantors will be added between the date the Registration Statement is declared effective and the expiration of the exchange offer.  The Company further advises the Staff that if subsidiaries become guarantors after the expiration of the exchange offer, registration of the guarantees would not be required because holders of the notes would receive the benefit of the guarantees without payment of additional consideration and, therefore, they would not be making a new investment decision.  Consequently, there would be no “sale” for purposes of Section 2(a)(3) of the Securities Act of 1933, as amended.

Cover Page of Prospectus

5.                                      Please revise the sixth paragraph to include disclosure that broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities, and that broker-dealers who acquired the old securities because of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

The Registration Statement has been revised so that the sixth paragraph on the cover page of the prospectus now provides that each broker-dealer that receives new securities for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new securities, and that a broker-dealer that acquired the old securities because of market-making or other trading activities may use the prospectus, as supplemented or amended from time to time, in connection with resales of the new securities for a period of 180 days after the completion of the exchange offer.

Cautionary Statement Regarding Forward-Looking Statements, page iii

6.                                      The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer.  See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.  Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

The Registration Statement has been amended to delete the reference to the safe harbor protections of the Private Securities Litigation Reform Act of 1995.

Risk Factors, page 12

7.                                      Please include a risk factor discussing the price volatility of your common stock, or tell us why you believe this does not constitute a material risk.  In this regard, we note your disclosure on page 22 that the liquidity of your market will depend in part on the volatility of your stock price.

The Registration Statement has been amended to add a risk factor discussing potential price volatility of the Company’s common stock under the heading “Risk Factors” and a corresponding factor at the end of “Cautionary Statements Regarding Forward-Looking Statements.”

The Exchange Offer, page 30

Purpose and Effects of the Exchange Offer, page 31

8.                                      Please remove the phrase “if you are a broker-dealer” from the fourth bullet point on page 31.  The restriction on engaging in or intending to engage in a distribution of the New Notes applies to any party participating in the exchange, not just broker-dealers.

The phrase “if you are a broker-dealer” has been deleted from the fourth bullet point on page 31.

Terms of the Exchange Offer, page 33

9.                                      We note the disclosure indicating that you will issue the New Notes “on the earliest practicable date” after acceptance and return any Old Notes not accepted for exchange “as promptly as practicable” after expiration or termination of the exchange offer.  Rule 14e-1(c) requires that you exchange the notes or return the Old Notes “promptly” upon expiration or termination of the offer, as applicable.  Please revise here and throughout the document, as necessary, including in the last sentence on page 37.

The Registration Statement has been amended to state that the Company will exchange the New Notes for the Old Notes “promptly” upon expiration or termination of the offer, as applicable.

10.                               Please revise to state that the issuer will issue the New Notes promptly after expiration rather than after acceptance.  See Exchange Act Rule 14e-1(c).

The Registration Statement has been amended to state that the Company will issue the New Notes promptly after expiration.

Expiration Date; Extensions; Amendments, page 33

11.                               Please include a statement that any extension notice will disclose the approximate number of securities deposited or tendered as of the notice date.  Please refer to Rule 14e-1(d) under the Exchange Act of 1934, as amended.

The Registration Statement has been amended to include a statement that any extension notice will disclose the approximate number of securities deposited or tendered as of the notice date.

Conditions to the Exchange Offer, page 38

12.                               We note that the issuer may determine in its “sole judgment” whether certain offer conditions have occurred or are satisfied.  Please revise to include an objective standard for the determination of whether a condition has been satisfied.

The Registration Statement has been amended to indicate that the Company will use its reasonable judgment to determine whether such exchange offer conditions have been satisfied.

13.                               All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange.  Please revise the language accordingly.

The Registration Statement has been amended to state that all conditions to the exchange offer, except those related to the receipt of government regulatory approvals necessary to consummate the exchange offer, must be satisfied or waived at or before the expiration of the exchange offer.

Incorporation of Certain Documents by Reference, page 66

14.                               Please revise the language in this section to reflect the guidance provided by Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations, located on our website.

The Registration Statement has been amended to reflect the guidance provided by Question 123.05 of the Staff’s Securities Act Forms Compliance and Disclosure Interpretations.

Items 22.  Undertakings, page 11-14

15.                               Please revise to include the undertakings set forth in Item 512(a)(6) of Regulation S-K.  Please refer to Section II.F of SEC Release No. 33-6578.

The Registration Statement has been amended to include the undertakings set forth in Item 512(a)(6) of Regulation S-K.

At the time of requesting acceleration of the effective date of the Registration Statement, the Company will include the acknowledgements set forth in your letter dated October 11, 2013.

If you have any questions, please contact the undersigned directly at 612-340-8753, Shawna F. Anderson of Dorsey & Whitney at 612-752-7309 or Karla C. Robertson, Executive Vice President, General Counsel and Corporate Secretary of SUPERVALU at 952-828-4623.

Sincerely,

/s/ Gary L. Tygesson

cc:                                Sam Duncan, Chief Executive Officer and President, SUPERVALU INC.

Karla C. Robertson, Executive Vice President, General Counsel and Corporate Secretary, SUPERVALU INC.

Shawna F. Anderson, Dorsey & Whitney LLP